FORM 11-K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From _________ to _________
Commission file number: 1-14659
A.	Full Title of Plan: Thrift Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
Wilmington Trust Corporation
Rodney Square North
1100 North Market Street
Wilmington, DE 19890

1.	The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation’s stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt and equity securities. As of December 31, 2007, the names and addresses of those funds were the following:
Fidelity Advisor Equity Growth Institutional Account
Fidelity Advisor Diversified International Fund
Principal Large Cap Stock Index Separate Account
Vanguard Windsor II Fund
American Century Small Company Investment Fund
Principal Financial Group
710 9th Street
Des Moines, IA 50309
Wilmington Large-Cap Growth Fund
Wilmington Large-Cap Value Fund
Wilmington Large-Cap Core Fund
Wilmington Small-Cap Core Fund
Wilmington Multi-Manager International Fund
Wilmington Broad Market Bond Fund
Wilmington Multi-Manager Large-Cap Fund
Wilmington Multi-Manager Mid-Cap Fund
Wilmington Multi-Manager Small-Cap Fund
Wilmington Multi-Manager Real Asset Fund
Wilmington Stable Value Fund
Wilmington Trust Corporation Stock Fund
Wilmington Conservative Asset Allocation Fund
Wilmington Moderate Asset Allocation Fund
Wilmington Aggressive Asset Allocation Fund
Wilmington ETF Allocation Fund
Rodney Square North
1100 North Market Street
Wilmington, DE 19890
2.	(a)	The written consent of the independent registered public accounting firm with respect to the financial statements for the Thrift Savings Plan is attached hereto as Exhibit 23.
(b)	The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974 (“ERISA”), are attached hereto as Exhibit 99.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K/A as of June 27, 2008.

/s/ David R. Gibson	(SEAL)
David R. Gibson, Chairperson

/s/ Gary E. Butler	(SEAL)
Gary E. Butler

/s/ Rebecca A. DePorte	(SEAL)
Rebecca A. DePorte

/s/ Michael A. DiGregorio	(SEAL)
Michael A. DiGregorio

/s/ William J. Farrell II	(SEAL)
William J. Farrell II

/s/ I. Gail Howard	(SEAL)
I. Gail Howard

/s/ Kevyn N. Rakowski	(SEAL)
Kevyn N. Rakowski

/s/ Diane M. Sparks	(SEAL)
Diane M. Sparks

EXHIBIT INDEX

Exhibit	Exhibit	Page Number

23	Consent of independent registered public accounting firm	5

99	Financial statements	7